November 5, 2010

Michael Henderson

Telephone Number:

(202) 551-3364

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Fax Number:

(202) 772-9205

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Form 8-K Filed August 16,2010
amended September 24,2010
File No. 0-24688

Dear Mr. Henderson:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission “Staff” dated September 30, 2010, addressed to Mr. John Jurasin, Chief Executive Officer, Radiant Oil & Gas, Inc., and concerning the above referenced items.

The items are listed below as from the comment letter in underscore, the Staff’s comments are in italics, and our responses are below in normal type.

Cautionary Note Regarding Forward-Looking Statements, part 3

1.

Please remove your statement that, "[w]e intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995." The safe harbor provided by Section 21E of the Securities Exchange Act of 1934 does not apply to your forward-looking statements because you are an issuer of penny stock.

The Company confirms its understanding of the Staff’s comments and has revised its cautionary note to remove the above referenced statement.

Item 2.01 Completion of Acquisition or Disposition of Assets. page 4

Reorganization, page 4

2.

Please expand your disclosure in footnote one to provide additional information regarding the conditions to the issuance of the additional 1,000,000 shares to the Jurasin shareholders. For example, indicate whether there is a date by which these events must occur. We note that you do not have a 100% interest in these wells; therefore address the amount of control you have over these actions. Also indicate management's assessment of the anticipated timing of each of these events.

We have clarified that completing any item on the list will result in a pro-rata distribution of 250,000 shares to the named Jurasin shareholders.  The maximum number of shares that can be issued is 1,000,000 (or a total of four of the events). There was no time limit put in the agreement as it was anticipated that at least four of these items would be complete within the next year.  These are not wells, they are tasks that must be completed.  They are generally dependent on being able to successfully negotiate an agreement with a third party.  As such, the Company’s ability to complete these tasks is not dependent on it’s the amount of its interest in any project.

3.

Please expand your disclosure with respect to the $165,000 you owe to Mr. Jurasin to explain the purpose of this transaction and why there are no repayment terms. Indicate when the company anticipates paying this amount. File any documents evidencing this $165,000.

The $165,000 was a dividend issued to Mr. Jurasin who owned 100% of the stock of Jurasin Oil & Gas immediately prior to the exchange agreement.    In October the Company formalized this payable into a note which accrues interest at 4% and is payable upon demand at any time after payment in full of the Credit Facility. The Company has revised its disclosure to reference such note and has filed a copy as an exhibit.

4.

Please identify the investor relations consultant to whom you agreed to issue 543,205 shares in July 2010 and file the agreements with the consultant as an exhibit. Disclose whether you issued the shares. In this regard, we note that you changed the disclosure in your amended Form 8-K to state that you "agreed to issue" the shares rather than "issued" the shares.

The Shares were issued to Lighthouse Capital Ltd for financial communication services.  The agreement to issue shares was signed in July, however the shares were issued in August 2010.  The disclosure has been updated to reflect this and the agreement has been filed as an exhibit.

5.

File as exhibits the original and amended investment banking agreement with John Thomas Financial, Inc.

The Company confirms its understanding of the Staff’s comments and has filed the agreements as an exhibit.

6.

We note that you removed your disclosure regarding the debentures and warrants you issued in connection with the reorganization. Please revise to discuss the financing. Disclose that you issued units consisting of warrants and 18% debentures. Disclose the material terms of the warrants and debentures.

This disclosure was inadvertently removed in the amended Form 8-K and the following disclosure has been added back:

In August 2010, the Company issued $600,000 in principal amount of debentures due on the earlier of (i) July 31, 2011, and (ii) upon the closing of a $2,000,000 financing (to be partially pre-paid with 30% of the gross proceeds from subsequent financings equaling and exceeding $500,000), and four-year warrants to purchase 300,000 shares of common stock (with piggyback registration rights for the underlying shares of common stock) at a purchase price of $.50 per share (issued as additional consideration for the $600,000 of debentures).  The 18% debentures and warrants were issued in units consisting of $100,000 debentures and 50,000 four year warrants.

Credit Facility. page 6

7.

We note that MBL will convert $1 M of the credit facility into shares of common stock upon satisfaction of certain conditions provided there is no event of default in the credit facility. Please describe the events of default with respect to this facility and indicate whether there are any existing events of default.

The following additional disclosure has been included:

The primary event of default is the failure to make scheduled repayments to MBL.  There are no current events of default.   In October of 2010 the RLE Credit Facility was amended to eliminate any financial ratios or production covenants that  would  put the company in technical default. Furthermore the Company has received a waiver from MBL extending the October 20, 2010 date, for making one of the required payments, until November 12, 2010.

8.

Please clarify what penalties or other results will occur if you do not make the mandatory principal payments on the credit facility. Please address management's expectations regarding your ability to make these payments.

The following bullet point has been added under Credit Facility:

Failure to make the mandatory payments as scheduled will put in jeopardy the conversion of debt to equity, the reconveyance by MAC to JOG of its membership interest in AE, and ultimately the foreclosure of the mortgage on essentially all the assets of both AE and RLE.

Description of Our Business, page 6

9.

You may only disclose proved, probable and possible reserves as defined in Rule 4-1 O(a) of Regulation S-X. Delete references to "potential gross oil" and "'potential gross gas" as well as references to "potentially large reserves," potential reserves," etc.

 The Company confirms its understanding of the Staff’s comments and has deleted all references to “potential” reserves.

10.

Documentation on seismic data that you are utilizing. Clarify that seismic data can delineate the location of reserves but, on its own, cannot provide a reasonable certainty of the actual reserves contained in a location.

The Company has added the following disclosure in the third paragraph of the description of the Amber Project :

Seismic data can delineate the location of reserves but, on its own, cannot prove a reasonable certainty of the actual reserves contained in a location.

11.

With respect to each project described in this section, please clearly state the current status of the project and disclose how and when you anticipate raising 'the funds necessary for each project. We note that most of your projects require significant additional financing to proceed. Please indicate the order in which management anticipates funding these projects. Where applicable, disclose the materia1 terms of each agreement through which you share economic and other interests in these projects, including the term, termination and other material provisions of such agreements.

Generally, the Company is not raising capital that is specific to each project.  The Company has engaged John Thomas Financial, an investment banking firm, to assist in raising capital primarily though private placements.  The Company has revised its disclosure in each project to discuss the current status and timing of the project.

Amber Energy LLC. page 7

12.

Describe the terms of your membership agreement with respect to Amber Energy, LLC and indicate who owns the remaining 49% membership interest in this entity. Your disclosure should indicate the nature and amount of control you have over Amber as well as the portion of economic benefits you will receive from 'the entity.’

The Company has revised its disclosure to state that:

Radiant owns 100% of JOG which owns a 51% membership interest in AE a limited liability company. MAC owns the remaining 49% membership interest in AE. The members share gains and losses in the same proportion as their membership interest. AE has certain interests in 2 different project areas that are contiguous, the Ensminger Replacement Well Project and the Amber Project.  Radiant through JOG has operational control of AE subject only to the terms of the Credit Facility

13.

Please disclose whether Amber intends to renew the Seismic Permit Agreement that expired on September 1, 2010. Discuss the likelihood of renewal and any progress to date.

The disclosure has been revised in the first paragraph of Amber Project to state:

The Seismic Permit Agreement was extended beyond its original expiration date at no cost and now expires on September 1, 2011.

14.

We note that the amended Form 8-K revised the disclosure to state that the Seismic Permit Agreement expires September 1, 2011, rather than September 1, 2010. Please disclose whether the agreement was renewed or whether the original Seismic Permit Agreement with Apache Corporation, dated April 18,2008, expires September 1., 2011. If the agreement was renewed, disclose the costs of the renewal.

See the comment to #13 above.

15.

Please indicate whether you are solely responsible for providing Amber with the $4M you indicate is necessary to fund this project.

The Company has revised the disclosure to show that the as AE has a 50% working interest in the seismic project, and that AE will be responsible for 50% of the project.  AE’s interest in wells drilled on this acreage may be less if Apache chooses to participate in the drilling of the wells on the Apache acreage subject to and under the terms of the Seismic Permit Agreement.

16.

Please clarify your statement that you have a "50% working interest" with Energy XXI Onshore, LLC if the Amber Project is developed to clarify what portion of the economic benefits and burdens you will bear with respect to the drilling and production of the wells. In addition, we note your statement on page eight that Amber's interest in the Amber Project is 50% "depending on location." Please clarify.

The Company has revised the disclosure to clarify that Energy XXI and AE each own a 50% working interest and will share the costs of seismic project in those proportions.

17.

Please explain the basis for your belief that the Amber Project holds "significant" oil and gas potential.

The Company has a very experienced management team that has spend significant time and energy evaluating the geological and geophysical probability that oil and gas will be found on this project.  However, in light of our response to SEC comment number 9 above the Company has revised the disclosure to remove any reference to significant oil and gas potential.

18.

Please provide additional information regarding the nature of the pending lawsuit with respect to the Amber Project.

The Company has revised its disclosure to include that Apache’s acreage is subject to a pending lawsuit regarding the retention of Apache of non-producing deep rights of some of the various underlying leases.  We believe that the lawsuit will be settled with no adverse affect on our position.

19.

Please explain why the amended Form 8-K revised the disclosure in the Amber Project table on page 8 to increase the amount of acreage from ~25,000 to 32,000 acres.

The proposed seismic shoot is 50 square miles which is 32,000 acres.  The revised Form 8K/A was updated to the total project area.  The Company has revised the disclosure as follows:

The proposed 3-D seismic survey would consist of 50 square miles or 32,000 acres.  Of this, AE has current leases covering 990 acres. The Company’s plan is to renew the additional permits, commence the seismic shoot and acquire additional leaseholds; provided that at least $5,500,000 can be raised to fund this project. AE will be responsible for its 50% interest in this amount.  The Company expects to reacquire the permits and additional leasehold in the fourth quarter of 2010 and to begin the seismic shoot at the end of the first quarter 2011.  The Company anticipates its share of the cost to re-acquire the permits and additional leasehold to be between 10% and 15% of its total net $2,750,000 capital requirement to complete the seismic survey.

Ensminger Replacement Well Project. page 8

20.

We note you disclose that Amber's current share of the obligation to plug Ensminger #I amounts to $730,000. Revise your disclosure to clearly identify your portion of the obligation. Also tell us where you have accrued fur this obligation in the balance sheet.

The Company has revised the disclosure as follows:

Energy XXI Offshore has all ready assumed its 50% share of the bond. Other participants have will assume their share of this obligation upon final completion of the replacement well as a producing well. In the event the project is not successful, the well(s) will be plugged in accordance with state regulations and the bond will be released. AE’s current share of the bond’s collateralization is $365,000. After assumption of all participants’ shares, AE will be responsible for $109,500 of the bond.  The Company has accrued for its share of the obligation to plug the well as part of its Asset Retirement Obligation.

21.

Please indicate when the "other participants" you reference will assume their share of the $730,000 bond you have provided to plug the Ensminger #1 well.

Please refer to comment 20 above.  The other owners will become responsible upon the final completion of the replacement well as a producing well.

22.

Revise to discuss your February 20, 2010 sub-let of your interest in Ensminger and resulting decrease in your payout working interest and net revenue interest. To the extent materially discuss the other transactions involving Ensminger disclosed on page F-46 of Exhibit 99.1.

The Company had previously shown the interest in Ensminger taking into account the February 20, 2010 transaction and has revised the disclosure to include:

AE entered into an Exploration and Ratification and Joinder Agreement, dated effective February 1, 2010, with J&S 2008 Program, LLC and others (collectively referred as “J&S”) for the drilling of the replacement well. Under the terms of the agreement, AE is not responsible for funding the drilling and completion of the initial well in connection with this project in exchange for the sub-letting to J&S of a 37.5% interest in the project before payout and 35% interest in the project after payout.

Rampant Lion. Page 8

23.

Quantify and describe the "interests" that you own in Rampant Lion.

Rampant Lion (“RLE”) is shown in Accounting Treatment as a wholly owned subsidiary of Radiant.  Rampart owns working and overriding royalty interest that differ by project.  These interests are disclosed in the discussion of each lease area.

24.

Clarify your timetable for putting the shut in platform back into operation, the associated costs and your funding for those costs. Address also the impact of the current drilling moratorium on your plans.

The Company has revised its disclosure to the following:

We believe that we can negotiate an agreement with EOG Resources, Inc who owns a  platform that is currently shut in, from which  we can  drill and produce our prospective wells. The platform would only be put back into service once the first well is ready to be drilled which we expect to be in 2012 or later.

Aquamarine Project - Marg A Exclusive Area, page 9

25.

Please explain the nature of the "certain elections" "certain third parties" must make in order for you to have a 2 1-325% working interest after the project pays out. Identify the relevant third parties and indicate your interest in the project if they do not make such elections.

The Company has revised its disclosure

Pursuant to the participation agreements with Challenger Minerals, Inc. and Medco Energi US, LLC, the Company holds an 11.25% working interest upon the well’s first production, a 28.125% working interest after the well pays out (assuming the Company exercises its right to back-in for and additional 16.885%), and a 21.325% working interest after the project pays out and assuming that Paragon Petroleum, Inc. elects to back-in for a 10% of 8/8ths working interest. In the event Paragon Petroleum does not elect to exercise its option, the Company’s interest will remain at 28.125%.

Aquamarine Project - Marg: A Non-Exclusive Area. Page 9

26.

Please provide the basis for your belief that you will be the operator for this project.

We currently own 100% working interest in this project and although we would likely use a promoted sale of a portion of the project, we would anticipate being the operator.

27.

Address, or appropriately cross-reference, your plans to raise the additional $15 million from “third parties."

The Company has historically been successful in selling promoted interests to third parties and will continue to look for partners who will agree to pay all or a portion of the drilling dollars in exchange for a portion of our working interest in the well.  Generally, the third party will receive a greater portion of the revenue until payout when a portion of the working interest will return to the Company.  This project would not be done in 2011 without such an arrangement in place.

The Company has revised its disclosure to clarify the funding of this project as follows:

In order to drill and complete a well on this project, the Company anticipates it will need to raise an additional $15,000,000 from third parties through debt, issuance of equity, or sale of partial interest in the project. The Company does not anticipate spending any capital on this project through 2011.

Garnet Project, page 10

28.

You state that you "currently hold no rights to the Garnett Project." Explain to US, therefore, why you believe that it is appropriate to discuss this project in this fling. Tell us when and from whom you intend to raise the funds to acquire and operate the property, as you do not own the project, tell us the source of the information you present in this filing, including your statement that "current pricing makes this an economic venture." Tell us who currently owns the rights to the property and describe any affiliation that you have with them. Explain to us also why you believe that you would be the operator with only a 33% interest and whether your acquiring any interest in this property is conditional upon your being the operator.

The Company’s has a very experience management team that has spend significant time and energy evaluating the geological probability that oil and gas will be found on this project and has verbal assurances that it will be able to acquire a 33% interest and to be the operator of this project.  However, As the Company has no formal or contractual rights to this project all mention of the Garnet Project has been removed in this document.

29.

Please explain why the amended Form 8-K revised the disclosure in the Garnet Project table on page 10 to increase the amount of acreage from 2,000 to 3,076 acres.

See 28.  This project has been deleted in its entirety.

Ruby-Diamond-Cord Project, page 11

30.

Please update your disclosure to indicate the current status of the amendment of the Exploration Agreement and Option Agreement pertaining to this project.

The Company has revised its disclosure to state that we now anticipate amending the agreement in the fourth quarter of 2010.

Productive Wells. Page 12

Drilling Activity. page 12

Acreage, page 12

31.

Please clarify the nature, of your gross and net working interests and drilling activities as reflected in these tables.

The company has added clarification that gross is the total project amount in the relevant category while net is our proportionate share of that item based on our working interest.

Acreage. page 12

32.

Please explain the circumstances in which your onshore and offshore undeveloped acreage might expire and include management's assessment of the likelihood of such expiration. Your revised disclosure should include the costs associated with maintaining use of this acreage. In addition, include a risk factor in your revised Form 8-K regarding the risk that a significant amount of your undeveloped acreage may expire within six months.

The Company has revised its disclosure to include:

Onshore leases of 2,923 gross and 737 net acres have expired in 2010.  The remaining acreage was extended until 2011 and will expire if the Company does not establish production or renegotiate a new lease.  The net capital required to renew the acreage that includes our PUD is expected to be less than $10,000.  Offshore leases of 508 gross and 330 net acres have expired in 2010.  The Company anticipates it’s net capital requirement to renew the offshore leases that expire in 2011 to be approximately $150,000.

The Company believes that because of the above disclosure that an additional risk factor regarding acreage which might expire is not necessary.

Oil and Gas Production and Prices. Page 13

33.

Please explain why your average daily production has significantly decreased in 2009 while your production costs and average costs per McfE have increased.

The Company has added the following disclosure:

Production declined as the production on MU 758 B1 well experienced fluid buildup and was curtailed for five months in 2009 while operating expenses increased primarily from repairs as a consequence of Hurricane Ike.

Reserves, page 14

34.

You indicate that your estimates are "based on evaluations prepared by third-party reservoir engineers." Clarify what you mean by "based on," identify the engineers and provide the information and exhibit required by Item 1202(a)(8) of Regulation S-K. Provide also the disclosure required by Item 1202(a)(7) of Regulation S-K.

The Company has revised its disclosure to include the following

The disclosure requirements for registrants engaged in oil and gas producing activities are prescribed by Rule 4-10 of Regulation S-X and Industry Guide 2 of Regulation S-K.  Under these guidelines proved oil and gas reserves are defined as those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.  Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reasonable certainty means a high degree of confidence that the quantities will be recovered.

Proved Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The Company currently has one proved developed well (Medco MU 758 B1) and one proved undeveloped well (Ensminger) and the associated reserves are as follows:  [Table is disclosed in comment 35]

The Company has also added the following explanation of how reserves are estimated and the qualifications of the preparers of the reserve estimates:

Preparation of Oil and Gas Reserves

Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various reservoirs make these estimates generally less precise than other estimates included in the financial statement disclosures.

As additional geosciences, engineering and economic data are obtained, proved reserve estimates are more likely to increase or decrease than to remain the same.  These estimates are thoroughly reviewed and revised upward or downward as warranted.

The reserves in this report have been estimated using deterministic methods. For wells classified as proved developed producing where sufficient production history existed, reserves were based on individual well performance evaluation and production decline curve extrapolation techniques. For undeveloped locations and wells that lacked sufficient production history, reserves were based on analogy to producing wells within the same area exhibiting similar geologic and reservoir characteristics, combined with volumetric methods. The volumetric estimates were based on geologic maps and rock and fluid properties derived from well logs, core data, pressure measurements, and fluid samples. Well spacing was determined from drainage patterns derived from a combination of performance-based recoveries and volumetric estimates for each area or field. Proved undeveloped locations were limited to areas of uniformly high quality reservoir properties, between existing commercial producers

Radiant’s Vice President, Tom McCarroll is the person primarily responsible for overseeing the third party engineers we have engaged to prepare our proved reserve estimates. (See his biography on page 47).

Our proved developed reserve estimate disclosed in this report was prepared by Mire & Associates, Inc.  The person responsible for preparing the report was Kurt Mire.  Mr. Mire is a senior engineering professional with over twenty five years of reservoir and production engineering experience with majors, independents consulting firms and as an independent consultant.  He has a broad range of experience in the Gulf of Mexico, onshore Gulf Coast, Mid-continent, West Texas, East Texas, Venezula, Brazil, India and Iraq.  He has extensive experience in reserves evaluation and has a Bachelor of Science in Petroleum Engineering for the University of Southwestern Louisiana.

Our proved undeveloped reserve estimate disclosed in this report was prepared by Ralph E. Davis Associates, Inc.  The person responsible for preparing the report was Allen L. Kelley, Vice President.  Mr, Kelley has over twenty five years experience in reservoir studies.  He has evaluated energy properties throughout the major basins in North America and has done extensive work in unconventional tight gas sand reservoirs.  He has participated on the U.S. Potential Gas Committee since 1990 and currently sits on the editorial committee.  Mr. Kelley is a graduate of Texas Tech University with a degree in Geology.

The reports have been filed as exhibits.

35.

Revise the table to provide the geographic and field level disclosure required by Item 1202(a) of Regulation S-K.

The table has been revised as follows to show all the reserves are in the United States

	Reserves at December 31, 2009
Reserve Category	Oil (mbls)	Natural Gas (MMCF)	Total MMCF Equivalent	PV-10 (In Thousands)(1)
Proved Developed
United States	.64	613	617	$ 753
Proved Undeveloped
United States	40	2,664	2,904	$ 6,262
Total Proved	41	3,277	3,521	$ 7,015

36.

Supplementally, submit to us the petroleum engineering reports -in hard copy and electronic spreadsheet format -you used as the basis for your 2009 proved reserve disclosures. The report should include:

a)

One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)

Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)

Individual income forecasts for each well or location in the proved developed and proved undeveloped categories as well as the AFE for each of the PUD projects;

d)

Engineering exhibits (e.g. maps, rate time plots, volumetric calculations, analogy well performance) for each of the PUD locations.

e)

Base maps that identify existing well and PUD locations as well as producing status.

The Company has supplementary provided the above documents concurrent with the filing of the Report.

37.

Provide the information regarding your PUDs required by Item 1203 of Regulation S-K.

The Company has added the following disclosure under the heading of Proved Undeveloped Reserves:

The Company’s total estimated proved undeveloped reserves of 2,904 MMCFE as of December 31, 2009, decreased by 1,367 MMCFE from the 4,271MMCFE of proved undeveloped reserves estimated at the end of 2008. The Company’s proved undeveloped reserves are contained in one well,  and  Radiant did not spend any capital to convert proved undeveloped reserves to proved developed reserves in 2009.   In 2010, the company sub-leased a portion of its interest in its PUD reserves in exchange for being carried on drilling this well so that there will be no capital requirement to convert the proved undeveloped reserves to proved developed reserves.

Industry Overview-Current Lower Cost Environment, page 15

38.

Provide us with objective third party support for the statement that "[M]ost oil and gas analysts are predicting higher prices for oil and natural gas into the future" as well as the other statements in that paragraph.

We have revised the referenced paragraph as follows:

With the growth of China and India, we believe the demand for oil will continue to increase, and  the worldwide demand for oil and gas will continue to utilize all available supply quantities for many years to come.

Marketing and Customers, page 15

39.

Please indicate whether you have a contract with Medco Energi US and explain the terms of your relationship with them. Please also clarify your statement that you may also sell to a number of other customers who you believe would purchase all or substantially all of your production if Medco curtails its purchases. For example, disclose how you have identified these additional customers and indicate whether you have entered into discussions with such customers with respect to the purchase of your oil and gas.

The Company has revised its disclosure as follows:

Nearly 100 percent of our total oil and natural gas revenues during the years ended December 31, 2008 and 2009 came from production on the Aquamarine project.  Medco Energi US (“Medco”) is the operator of this project and RLE has chosen to allow the operator to market its share of production .  Therefore, nearly 100% of our oil and gas sales were to Medco.  We have the right to market our own production and believe that there are other customers who would purchase all or substantially all of our production in the event that Medco Energi US LLC curtailed its purchases. The Company has not entered into discussions with any other potential customers.

Regulatory Matters, page 16

40.

Please indicate whether you believe you are currently in compliance with relevant regulations promulgated by the national, state and local regulatory bodies you reference.

The Company has revised the disclosure to show that it believes it is in compliance with all mentioned regulatory bodies

General, page 17

41.

Please indicate whether you own or lease your principal place of business. See Item 102 of Regulation S-K.

The Company has revised its disclosure to add the following statement:

The Company leases its office space and the current lease expires on October 31, 2011.

Management's Discussion and Analysis...page 18

42.

Please revise your disclosure to prominently indicate that your auditors have expressed substantial doubt about your ability to continue as a going concern and provide more details about management's viable plans to overcome your financial difficulties.

Our revised disclosure has been revised as follows:

“Going Concern

As of December 31, 2009, the Company had a working capital deficit of $4,602,338 and an accumulated deficit of $1,565,602.  As a result, our auditors determined that our financial conditions raised substantial doubt as to our ability to continue as a going concern. Management plans to raise equity financing and to further restructure or pay off our Credit Facility. Management’s current plan is to raise additional equity capital to fund working capital requirements and to improve our balance sheet in order to improve our plan to refinance the Credit Facility.  Our equity funding is being conducted on a best efforts basis, and we have no firm commitments for equity capital financing nor do we have any commitments regarding our refinancing.  Our ability to continue as a going concern is dependent on our ability to raise additional capital, to which we have entered an investment banking agreement with the New York firm John Thomas Financial, and refinance our Credit Facility. There can be no assurance that we will be successful. If we do not raise capital sufficient to fund our business plan, we may not survive.”

43.

The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis to provide, to the extent practicable, a reasonably detailed and quantitative analysis of all known material trends or uncertainties. For example, we note that Jurasin's revenues decreased in the year ended December 31,2009, but they increased in the three and six months ended June 30,2010. Please expand your disclosure to indicate management's expectations with respect to your revenues in future periods.

The Company has updated  its disclosure to more clearly show our production to be primarily from one well and has expanded its discussion to include our expectations from that well. We have adding the following discussion:

Radiant seeks to develop, produce and acquire oil and natural gas properties along the Gulf Coasts of Texas and Louisiana and on the Outer Continental Shelf of the United States. We seek to acquire and develop properties with proved undeveloped reserves (“PUD”) or that are areas where there are fields where large volumes of hydrocarbons have been previously produced but are no longer strategic to major or large exploration-oriented independent oil and gas companies.

One of our primary strategies is to gather a leasehold position in fields that have previously produced and find additional development opportunities or to acquire new seismic to identify opportunities. Our management team has extensive, geological, geophysical, technical, and engineering expertise in successfully developing and operating properties in both our current and planned areas of operation.

We seek to create value through the development of properties in areas that have that have significant undeveloped reserves and have close proximity to existing infrastructure allowing us to get new production to market quickly.

In 2008 and 2009 the MU 758 B1 well was responsible for virtually all of the Company’s production.   This well is located on the Outer Continental Shelf of the United States in the Mustang Island Area, Block 758 and is operated by Medco.  In 2010, the Company performed a successful recompletion and expects steady production from this well subject to natural decline and any operating challenges that may arise.

As the only current production of the Company comes from the MU 758 B1 well, we are dependent upon raising capital through equity or the sale of a portion our interest while keeping a carried interest to be able to develop our properties.  Once the Company raises the capital it will be able to determine which projects may be pursued and what results may be anticipated.

Results of Operations, page 17

44.

Please revise your management's discussion and analysis to discuss all material changes and trends in your results of operations-Your limited discussion of production, revenues, lease operating expenses and general and administrative costs is insufficient to aid an investor's understanding of your financial condition, changes to your results of operations and trends.

The Company will revise its disclosure as follows.

“The Company believes that clarifying that our production comes from one well that the following disclosure is sufficient to add an investor to understand our results of operations.  We have revised the analysis as follows:

The Company’s production is in 2009 was primarily from the MU 758 B1well. This well experienced a fluid build up reducing production and was also curtailed for five months in 2009 because of pipeline mechanical problems.  Production on this well was shut in for three months in 2008 as a consequence of Hurricane Ike offsetting some of reduction in 2009.  The Company expects an increase in production in 2010 as the operator of the well performed a successful recompletion and as the fluid build up and the mechanical problems have been resolved.

Revenues decreased both from the lower production and lower realized natural gas prices.   The Company’s production decreased approximately 32% while the realized prices diminished nearly 70% leading to a total reduction of revenues of approximately 80%.  The Company expects prices and production to be more stable in 2010.

The Company’s lease operating expenses increased approximately 32% primarily from the expense of additional repairs after Hurricane Ike.

In order to lower expenses the Company reduced staff in 2009 compared to 2008 resulting in lower general and administrative costs. “

45.

On page F-47 of Exhibit 99.1, you disclose that you are in default on the AE Credit Facility and the RLE Credit Facility. Disclose your default status here and throughout the document and the impact on the company's liquidity and capital resources. Also disclose your debt covenants and the extent to which you are or are not in compliance with each material covenant.

The Company has added the following disclosure

“The AE Credit Facility carries ordinary and customary restrictions and covenants while the RLE Credit Facility carried the following additional financial and production covenants:

Maintenance of an Interest Ratio Coverage of at least 2.5 to 1

Maintenance of a Current Ratio of at least 1.0 to 1.0

Maintenance of an Adjusted PV Ratio of at least 2.0 to 1.0

Not allow Net Operating Cash Flow to fall below scheduled amounts

Not allow Net Revenue Interest Hydrocarbon production to fall below scheduled amounts

The primary event of default under the Credit Facility is the failure to make scheduled repayments to MBL.  There are no current events of default.  In October of 2010 the RLE Credit Facility was amended to eliminate the aforementioned financial ratio and production covenants.  Furthermore the Company has received a waiver from MBL extending the October 20, 2010 date, for making one of the required payments, until November 12, 2010.

46.

Please disclose whether you have made any efforts to refinance the AE Credit Facility, the RLE Credit Facility and all letters of credit. If you have not made a significant effort to refinance these credit facilities, please make a statement to that effect and discuss the impact on the company's liquidity and capital resources.

The Company has not made any efforts to refinance the AE Credit Facility, the RLE Credit Facility, and letters of credit.  We have added the following disclosure to our discussion of Liquidity and Capital Resources under the subsection “Credit Facility”:

“As of the date of this Report, the Company has not entered into any commitment letter or term sheet regarding the refinancing of the Credit Facility.   We do not have sufficient funds to repay the Credit Facility as of the date of this Report.  If we are unable to refinance the Credit Facility or obtain the necessary funds to repay the Credit Facility through the issuance of additional equity or debt securities, AE and RLE will be in default under the Credit Facility.  The occurrence of an event of default under any of our obligations would constitute a cross-default and would subject us to foreclosure to the extent necessary to repay any amounts due. Moreover, if MBL were to foreclose on either AE’s or RLE’s assets, such event would have a material adverse effect on our financial condition.” The Company believes that if an event of default occurs that we will have sufficient collateral to restructure the Credit Facility but there can be no assurance we will be successful in doing so.

Potential claims for shares of common stock by a third party, Page 24

47.

Please clarify, if true, that the reorganization agreement was with Jurasin.  Disclose the number of shares that the finder was to have received. Clarify whether the finder provided services with respect to the reorganization or with respect to related financing efforts.

The Company has revised the risk factor to clarify that the reorganization was with Jurasin and to disclose the number of shares as follows:

In April 2010, the Company entered into a reorganization agreement with Jurasin that terminated as conditions precedent to closing were not satisfied. A third party finder was to receive 780,000 shares (on a post split basis) pursuant to this agreement.  The agreement was terminated due to closing conditions not being satisfied, and so the party is not entitled to receive any shares of Company common stock. While this party has stated to one of our directors that he is entitled to an unspecified number of shares, the Company intends to vigorously defend any claim made against the Company and any of its directors by this third party. As no formal demand against the Company has been made, it is not possible to quantify such claim.

"We expect to have substantial capital requirements...." page 23

48.

Please expand this risk factor to discuss the funds you must pay toward your debt obligations. In addition, you should address in your revised disclosure the possible expiration of your undeveloped acreage and indicate the anticipated costs associated with maintaining use of such land.

This Risk factor relates to expenditures that will be required for future capital projects.  The risk factor entitled “we will need to raise significant capital in 2010” addresses the funds we must pay towards our debt obligations and has been cross referenced here.  We have also added a risk factor to discuss the possible expiration of our undeveloped acreage.

"We are not the operator on all of our projects.. ."page 28

49.

Please revise your disclosure to clarify the likelihood that you will be able to operate the properties you "plan" to operate. In addition, identify the location of the Mustang Island 758 property. It is not described in the business section of your filing.

We have more fully identified the location of Mustang Island 758 in management’s discussion and analysis under results of operations

We have revised our disclosure to state that we currently operate or plan to operate a majority of our properties as follows:

“ As we carry out our planned drilling program, we will not serve as operator of all planned wells. We currently operate or plan to operate a majority of our properties. Because we have the majority or plurality of the working interest in the property or are the named operator under the applicable exploration or other agreement, including the non-exclusive portion of Aquamarine OCS Mustang Island Block MU 758, the Amber 3D shoot, and the Ruby-Diamond-Coral complex, we can control who will be the named operator.”

"We may be unable to successfully integrate the operations of the properties we acquire," Page 30

"We may not realize all of the anticipated benefits from our acquisitions," page 31

50.

Please indicate whether management currently expects to make additional acquisitions. Please explain how these acquisitions impact your business plan with respect to your existing projects.

While management has no present intentions to acquire any additional properties, management expects that it will evaluate property acquisitions in the course of our ordinary business operations.  We have therefore revised our disclosure under the Risk Factor titled "We may be unable to successfully integrate the operations of the properties we acquire" as follows:

“Although we have no present intentions to acquire any properties, we expect that we will evaluate property acquisitions in the course of our ordinary business operations.  If we acquire any properties, the integration of the operations of the properties we acquire with our existing business will be a complex, time-consuming and costly process.”

We have also removed the Risk Factor titled "We may not realize all of the anticipated benefits from our acquisitions."

"Unanticipated decommissioning costs could materially adversely affect our future financial position..." page 31

51.

Please disclose whether there are any facilities you presently anticipate decommissioning.

The Company confirms its understanding of the Staff’s comments and will revise the disclosure to show that it does not currently anticipate decommissioning any facilities within the next year.

If we are unable to acquire or renew permits,. ." page 32

52.

Please expand your disclosure to address whether you currently have all necessary permits and approvals from government agencies for the projects disclosed in your filing. To the extent you do not have all such permits and approvals, quantify the costs associated with obtaining them.

The Company has revised its disclosure to add:

“The Company currently has all permits required for the projects save and except permits to drill individual wells.  Permits to drill will be acquired prior to beginning actual drilling operations on any particular well.  Costs associated with acquiring such permits are anticipated to be less that $10,000 per well.  We do not anticipate encountering difficulty in acquiring such permits. “

"We depend on key personnel, the loss of any of whom could materially adversely affect future operations." page 32

53.

Please revise your disclosure to identify the personnel to whom you refer in this risk factor.

We have revised our disclosure as follows:

“Our success will depend to a large extent upon the efforts and abilities of our executive officers and key operations personnel, consisting of John Jurasin, our chief executive officer and chairman of the board, and Robert M. Gray, vice president of land and member of the board of directors, Arthur Thomas McCarroll, vice president of exploration, Timothy McCauley, vice president of engineering and exploratory drilling, and Allen Hobbs, our controller. The loss of the services of one or more of these key employees could have a material adverse effect on us. Our business will also be dependent upon our ability to attract and retain qualified personnel. Acquiring and keeping these personnel could prove more difficult or cost substantially more than estimated. This could cause us to incur greater costs, or prevent us from pursuing our exploitation strategy as quickly as we would otherwise wish to do. To mitigate this risk, the Company has entered into employment agreements with John M. Jurasin, Robert M. Gray, Arthur Thomas McCarroll, Timothy N. McCauley, and Allen W. Hobbs.”

"Future sales of our common stock in the public market could lower our stock price,” page 32

54.

Please expand this risk factor to address the dilutive effect such sales would have on your existing stockholders.

The Risk Factor titled “Future sales of our common stock in the public market could lower our stock price” has been revised as follows:

“We will likely sell additional shares of common stock to raise capital. We may also issue additional shares of common stock to finance future acquisitions, services rendered or equity raises. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.  Moreover, any such sales may be dilutive to our existing stockholders.”

Executive Officers and Directors, page 34

55.

With respect to each director, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the company in light of your business and structure. See Item 401(c) of Regulation S-K.

In light of the Staff’s comment, we have revised our director’s biographies as follows:

“Mr. Jurasin has over 30 years of experience in the oil and gas business and has served as the chairman, chief executive officer, chief financial officer and president of JOG since 1990, and of Radiant since August 2010. Prior to establishing JOG, Mr. Jurasin was employed by Getty Oil Company, McMoRan Oil & Gas, and Taylor Energy. Mr. Jurasin attended graduate classes in Economic Geology at the University of Arizona and completed Undergraduate studies in Geology at Rutgers University in New Jersey. Mr. Jurasin’s affiliations include The New Orleans Geological Society (past committee chair, member since 1980), the Lafayette Geological Society, the Society of Independent Professional Earth Scientists, member since 1987 (certified as a Professional Earth Scientist #1961), the American Association of Petroleum Geologists, member since 1984, recruited into the Division of Professional Affairs(DPA), member since 1990, and duly certified as a "certified petroleum geologist" # 4284 within the organization, the Dallas Geological Society, the Southern Geophysical Society and the American Petroleum Institute.  Mr. Jurasin’s exceptional day-to-day leadership of JOG prior to the Reorganization provides him with detailed strategic perspective and knowledge of our planned operations and industry that are critical to the Board’s effectiveness. Mr. Jurasin’s specific experience, qualifications, attributes and skills described above led the Board to conclude that Mr. Jurasin should serve as our Chairman and member of the Board of Directors.”

“Mr. Gray has over 30 years of experience in the oil and gas business and has served as Land Manager for JOG since December 2007, and Director and Vice-President of Land of Radiant since August 2010. Prior to JOG, Mr. Gray served as Land Manager for Americo Energy Resources, LLC since March 2007. From 1998 until 2006, Mr. Gray was a consulting oil and gas Land Manager. Prior to that, Mr. Gray was a landman or consulting landman for a number of companies including Hunt Oil Company, Petro-Guard Production Company, LLC and Bank One Texas, N.A. Mr. Gray received his degree from the University of Texas. Mr. Gray is a member of the American Association of Professional Landmen, Houston Association of Professional Landmen, West Houston Association of Professional Landmen and Pioneer Oil Producers Society. In addition, Mr. Gray was involved in: the Coastal Conservation Association as a West Houston Chapter Executive Board Member, Fort Bend County Municipal Utility District No. 111 Board – Former Assistant Secretary/Treasurer (Elected Public Official) 1993 – 1998 and is a member of the board of the Texas Alpha Endowment Fund, Inc.  As former Land Manager for JOG, Mr. Gray has gained a broad and unique understanding of our planned business, operations, and interests.  Mr. Gray’s specific experience, qualifications, attributes and skills described above led the Board to conclude that Mr. Gray should serve as a member of the Board of Directors.”

“Mr. Jarkesy has served as a director of the Company since April 2010. Mr. Jarkesy has been engaged in the private equity and investment business for over five years, and currently serves as the managing member of John Thomas Capital Management Group, LLC, which has been the general partner for John Thomas Bridge & Opportunity Fund, L.P. since June 2007. Mr. Jarkesy previously served as the chief operating officer and president of SH Celera Capital Corporation, an internally managed fund from March 2007 until March 2008. Mr. Jarkesy has founded and built companies engaged in financial consulting, real estate investments, real estate management, employee leasing, light steel manufacturing, livestock management, oil field services and biotechnology during the last ten years. Mr. Jarkesy has served as a director of America West Resources, Inc. since 2008.  Mr. Jarkesy provides the Board with exceptional leadership and management knowledge, having gained extensive public company management experience during the course of his career.  Mr. Jarkesy’s specific experience, qualifications, attributes and skills described above led the Board to conclude that Mr. Jarkesy should serve as a member of the Board of Directors.”

“Mr. Rodriguez has served as a director since 2006, an executive officer of Radiant from 2006 through August 2010, and as president of Marathon Advisors LLC, a professional services firm providing accounting and business development services to micro-cap and small-cap companies for over five years. Mr. Rodriguez has served as interim chief financial officer of America West Resources, Inc., a publicly-held domestic coal mining company, during 2008 and during the period October 2009 to the present. Since December 2007, Mr. Rodriguez has served on the board of directors of America West Resources. From March 2006 through May 2007, Mr. Rodriguez served as chief financial officer of SH Celera Capital Corporation, an internally managed fund. He served as an accounting and finance consultant for Jefferson Wells from October 2004 to the present. From March 2002 to October 2005, Mr. Rodriguez served as controller and then director of finance for JP Mobile, Inc., a privately held wireless software company based in Dallas. Mr. Rodriguez has been a Certified Public Accountant in the State of Texas since 1995.  Mr. Rodriguez’s extensive financial background and exceptional leadership experience provide the Board with financial accounting and management expertise and perspectives.  Mr. Rodriguez’s experience as a CFO of publically traded companies allows him to offer important insights into the role of finance in our business strategy.  Mr. Rodriguez’s specific experience, qualifications, attributes and skills described above led the Board to conclude that Mr. Rodriguez should serve as a member of the Board of Directors.”

Summary Compensation Tab1e, page 37

56.

Please disclose the stock awards in a "stock awards" column to the summary compensation table. Refer to Item 402(n)of Regulation S-K. In addition, please clarify that the amount reflected for stock awards represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation. S-K. Include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi).

We have revised the summary compensation table to disclose the stock awards in a “stock awards” column and have clarified that the amounts reflected for stock awards represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  We have revised our disclosure to include a cross reference to Note 14 of the Company’s financial statements on page F-28.

57.

Please disclose here and in your management's discussion and analysis your agreement to pay your former chief financial officer $150,000 after you closed the merger with Radiant Oil and Gas, Inc. and on the earlier of the closing of a finding in excess of $2,000,000 or December 31, 2010. Refer to your disclosure on page F-49 of Exhibit 99.1.

The Company should not have recorded this liability and has revised its June financials with the following disclosures:

The Company has revised the consolidated financial statements as of and for three months and six months ending June 30, 2010  in accordance with U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), to include an adjustment related to a future commitment.  In the quarter ended June 30, 2010 we noted that the Company had recorded a liability related to the termination of an employment contract with our former CFO. The termination agreement provided for the Company to pay him $150,000 on the condition that the Company close upon a Reorganization pursuant to a contract dated April 4, 2010.  The Company did not close upon this contract but rather entered into an Exchange Agreement dated July 23, 2010 under terms materially different from the originally contemplated transaction.  Had the liability not been included it would reduced general and administrative expenses, net loss and comprehensive loss by $150,000  for both the three months and six months ended June 30,2010.  The Company considered materiality, both qualitatively and quantitatively, on the three and six months ended June 30, 2010  in accordance with the SEC’s SAB No. 99 and SAB 108 and concluded that the impact was not material.

Certain Relationships and Related Transactions, Page 38

58.

Please disclose why the company issued a significant number of shares to John Thomas Bridge and Opportunity Fund LP. and Mr. Jarkesy for nominal consideration in December 2007. Disclose how John Thomas Financial Bridge and Opportunity Fund L.P. acquired control of the company and how Mr. Jarkesy served as director, chairman and chief executive officer of the company.

The shares issued to John Thomas Bridge and Opportunity Fund, LP and George Jarkesy in December 2007 were incorrectly reported as being issued by the Company.  Instead, these shares were sold to John Thomas Bridge and Opportunity Fund, LP by certain third parties in connection with a change in control transaction.  As reported in the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2008, John Thomas Bridge and Opportunity Fund L.P. acquired an aggregate of 18,404,382 shares of Company common stock from Sand Hills General Partners, a Texas General Partnership and SHGP’s owner, Sand Hills Partners, LLC, a Delaware limited liability company, in a private transaction.  The transaction resulted in a change of control of the Company.  We have updated our disclosure in the section titled “Certain Relationships and Related Transactions” to describe the change of control transaction.  Additionally, reference to the shares reported as being issued by the Company to John Thomas Bridge and Opportunity Fund, LP and George Jarkesy in Item 3.02 has been deleted.

59.

You disclose that John Thomas Financial may receive compensation with respect to companies it introduces to John Thomas Bridge and Opportunity Fund L.P. and which obtain funds from John Thomas Bridge and Opportunity Fund L.P. Please disclose whether John Thomas Financial introduced John Thomas Bridge and Opportunity Fund L.P. to the company and whether John Thomas Financial has received compensation with respect to the company.

John Thomas Financial did not introduce John Thomas Bridge and Opportunity Fund LP to the Company, and except for compensation paid to John Thomas Financial pursuant to the investment banking agreement, has not received compensation with respect to the Company.  In light of the staff’s comment, we have revised our disclosure to clarify these points.

Exhibit 99.1

60.

We note that the report of your independent auditor has been modified to reflect substantial doubt as to your ability to continue as a going concern. In view of this and the matters described in Note 3 -Going Concern, explain your basis far concluding that your proved undeveloped reserves meet the reasonable certainty standard as of December 31 ,2009. See Rule 4-1O (a)(22) of Regulation S-X.

The Company has only one well that is classified as proved undeveloped reserves.  Although the Company has a Going Concern opinion, we believed at year end that we would be able to raise sufficient capital to drill this well.  In 2010, the Company did sub-lease a portion of its interest in this well and is being carried on the drilling.  Therefore the Company will not be required to use any of its capital to convert this PUD to proved developed reserves.

Consolidated Statement of Cash Flows. page F-6

61.

We note that you had material purchases and sales of oil and gas properties in the fiscal year 2008. Please provide disclosures to discuss the acquisition and sales.

The following disclosures will be added to the financial statements.

“Costs incurred for oil and gas properties

Significant investments in oil and gas properties during the year ended December 31, 2009 include”

•

Acquisition costs of $148,791,

•

Exploration, which consisted of geological costs of $52,846: and,

•

Development costs pertaining to our Ensminger and Aquamarine projects of $39,219.

Significant investments in oil and gas properties during the year ended December 31, 2008 include:

•

Acquisition costs of $1,511,915, which pertained primarily to our rights in the Amber project,

•

Exploration costs of $145,208, which consisted of geological costs incurred primarily on the Amber project; and

•

Development costs of $2,791,440; which related to the drilling of a successful well in the Aquamarine lease area and an unsuccessful well in the Ensminger lease area.  $605,233 was paid in cash during the year and $2,186,207 of the costs were accrued as accounts payable as of December 31, 2008.

Cost recovery

During the year ended December 31, 2008, we sold a portion of our working interest in the Amber project for proceeds of $1,500,000 and a portion of our working interest in Ensminger for proceeds of $562,500. The proceeds received in these transactions were treated as a reduction of capitalized costs in accordance with rules governing full cost companies.

During 2008, we also sold a portion of our working interest in Ruby/Diamond and received proceeds of $293,418. The proceeds received in these transactions were treated as a reduction of capitalized costs in accordance with rules governing full cost companies.

Exhibits

62.

Please file a list briefly identifying the contents of all schedules omitted from the Exchange Agreement filed as Exhibit 2.1. See Item 601(b)(2) of Regulation S-K.

The list of exhibits has been filed as exhibit 2.1

The Company recognizes and acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Radiant Oil & Gas, Inc.

/s/ John M. Jurasin

John M. Jurasin, CEO